February 4, 2020

Evan Jones
Chief Executive Officer
OpGen, Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

       Re: OpGen, Inc.
           Registration Statement on Form S-3
           Filed January 28, 2020
           File No. 333-236106

Dear Mr. Jones:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-3 filed January 28, 2020

Exclusive Jurisdiction for Certain Actions, page 37

1. Although we note your undertaking, in your response to comment 17 of our comment letter dated December 12, 2019, to include similar disclosure as provided in response to that comment with regard to your forum selection provision in your future Exchange Act and Securities Act filings in which such provision is addressed, we do note see such disclosure in your filing at this time. As such, we continue to note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created
 Evan Jones
OpGen, Inc.
February 4, 2020
Page 2
         by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tim Buchmiller at (202) 551-3635 or Suzanne Hayes at
(202) 551-3675
with any questions.



FirstName LastNameEvan Jones                                    Sincerely,
Comapany NameOpGen, Inc.
                                                                Division of
Corporation Finance
February 4, 2020 Page 2                                         Office of Life
Sciences
FirstName LastName